

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2025

Paul Mann
Executive Chairman and Chief Executive Officer
ASP Isotopes Inc.
601 Pennsylvania Avenue NW
South Building, Suite 900
Washington, D.C. 20004

> **Re: ASP Isotopes Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2025**
> **File No. 333-286860**

Dear Paul Mann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Donald Ainscow, Esq